UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2012 (Report No. 3)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

CONTENTS

Update on Arrangement Approval Process

Set forth below is an update regarding the status of the approval of the proposed arrangement with the Company's Series A note holders and Series B note holders (the "Arrangement").

On May 13, 2012, the Company's Series A note holders and Series B note holders approved the Arrangement, including the amended trust agreements relating to the notes. All the participating note holders voted in favor.

The Arrangement also requires the final approval of the Tel Aviv Stock Exchange and the District Court of Tel Aviv, which the Company will seek to obtain this week. Effectiveness of the Arrangement is subject to the lapse of a waiting period of up to ten days following the final Court approval and customary closing conditions, such as the registration of pledges on two trust accounts in favor of the trustees of the note holders.

The Company expects that the Arrangement will come into effect around the end of May 2012.

For a description of the Arrangement and the approval process thereof, see the Company's report on Form 6-K submitted to the Commission on February 16, 2012 and the section entitled “Terms of the Arrangement” contained in the Company's proxy statement, dated March 7, 2012, included in the Company's report on Form 6-K submitted to the Commission on March 7, 2012, and the Company's report on Form 6-K submitted to the Commission on May 2, 2012 and May 11, 2012.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Certain statements in this Report on Form 6-K are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the risk that the proposed arrangement will not be approved the Court and the Tel Aviv Stock Exchange, that challenges by third parties or other events outside the control of the Company would delay the implementation of the agreement or result in its termination, and the risk factors detailed in the Company's U.S. Securities and Exchange Commission reports, including but not limited to, those included in its annual report on Form 20-F filed on June 29, 2011, in its proxy statement attached to its report on Form 6-K submitted to the Commission on March 7, 2012 and in the report on Form 6-K filed on May 2, 2012. Actual results may materially differ from those set forth in this report on Form 6-K. The Company assumes no obligation to update the information in this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                      ORCKIT COMMUNICATIONS LTD.

Date: May 14, 2012                                                      By: /s/ Izhak Tamir
Izhak Tamir
President